
SEC MAIL
RECEIVED
FEB 2007
WASH, D.C.


07002762

| OMB APPROVAL | |
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| Expires: | February 28, 2007 |
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**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-65809 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIANT RESEARCH CORPORATION
(File as confidential information)

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3998 FAU BOULEVARD, SUITE 120
(No. and Street)

BOCA RATON (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. STEVEN ZUM TOBEL (561) 862-5524
(Are Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
*(Name – if individual, state last, first, middle name)*

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Steven zum Tobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Variant Research Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title



Notary Public


Roger L. Shaffer, Jr.
Commission #DD221351
Expires: Jun 09, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

# VARIANT RESEARCH CORPORATION

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTARY INFORMATION
## FOR THE YEAR ENDED DECEMBER 31, 2006
## AND
## INDEPENDENT AUDITORS' REPORT

# VARIANT RESEARCH CORPORATION

## TABLE OF CONTENTS


| | Page |
|---|---|
| INDEPENDENT AUDITORS' REPORT | 1 |
| FINANCIAL STATEMENTS: | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes In Stockholder's Equity | 4 |
| Statement of Cash Flows | 5 |
| NOTES TO FINANCIAL STATEMENTS | 6-10 |
| SUPPLEMENTARY INFORMATION: | |
| Schedule of Computation of Net Capital | 11 |
| Schedule of Statement Pursuant to Rule 17a-5(d)(4) | 12 |
| Schedule of Exemptive Provisions under Rule 15c3-3 | 13 |
| INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 | 14-16 |



**Ahearn Jasco + Company**

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Variant Research Corporation

We have audited the accompanying statement of financial condition of Variant Research Corporation (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variant Research Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 22, 2007

# VARIANT RESEARCH CORPORATION
# STATEMENT OF FINANCIAL CONDITION
# AS OF DECEMBER 31, 2006

## ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ | 465,630 |
| Cash on deposit with clearing organization | | 101,212 |
| Receivable from clearing organization | | 180,374 |
| Prepaid expenses and other current assets | | 26,562 |
| TOTAL CURRENT ASSETS | | 773,778 |
| FURNITURE AND OFFICE EQUIPMENT, net | | 10,919 |
| OTHER ASSETS | | 12,309 |
| TOTAL | $ | 797,006 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable and accrued expenses | $ | 120,212 |
| Payables to brokers and dealers | | 91,732 |
| TOTAL CURRENT LIABILITIES | | 211,944 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, $0.0001 par value; 1,000 shares authorized, issued, and outstanding | | - |
| Additional paid in capital | | 2,400,000 |
| Deficit | | (1,814,938) |
| TOTAL STOCKHOLDER'S EQUITY | | 585,062 |
| TOTAL | $ | 797,006 |

The accompanying notes should be read with these financial statements.

VARIANT RESEARCH CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| REVENUES: | |
| Commissions | $ 2,309,081 |
| Research sales | 102,915 |
| Interest | 21,095 |
| TOTAL REVENUES | 2,433,091 |
| EXPENSES: | |
| Compensation, commissions, and benefits | 1,779,681 |
| Quotations and research | 274,602 |
| Floor brokerage and othe clearance fees | 215,036 |
| Telephone | 91,328 |
| Occupancy | 72,309 |
| Professional services | 48,487 |
| General and administrative | 37,838 |
| Travel and entertainment | 31,085 |
| Licenses and registration | 26,012 |
| Exchange fees | 17,184 |
| Depreciation | 12,999 |
| Advertising and marketing | 11,130 |
| Insurance | 7,900 |
| TOTAL EXPENSES | 2,625,591 |
| LOSS BEFORE INCOME TAXES | (192,500) |
| INCOME TAXES | - |
| NET LOSS | $ (192,500) |

The accompanying notes should be read with these financial statements.

## VARIANT RESEARCH CORPORATION
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2006

| | Common Stock | Additional Paid-In Capital | Deficit | Total |
|---|---|---|---|---|
| BALANCES, January 1, 2006 | $ - | $ 2,500,000 | $ (1,622,438) | $ 877,562 |
| Return of capital | - | (100,000) | - | (100,000) |
| Net loss for the year ended December 31, 2006 | - | - | (192,500) | (192,500) |
| BALANCES, December 31, 2006 | $ - | $ 2,400,000 | $ (1,814,938) | $ 585,062 |

The accompanying notes should be read with these financial statements.

VARIANT RESEARCH CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (192,500) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | | 12,999 |
| Changes in certain assets and liabilities: | | |
| Receivable from clearing organization | | 147,896 |
| Prepaid expenses and other current assets | | 41,269 |
| Other assets | | 876 |
| Accounts payable and accrued expenses | | (213,718) |
| Payable to brokers and dealers | | 8,133 |
| NET CASH USED IN OPERATING ACTIVITIES | | (195,045) |
| CASH FLOWS FROM INVESTING ACTIVITY: | | |
| Decrease in cash on deposit with clearing organization | | 1,896 |
| CASH FLOWS FROM FINANCING ACTIVITY: | | |
| Return of capital | | (100,000) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (293,149) |
| CASH AND CASH EQUIVALENTS, Beginning of year | | 758,779 |
| CASH AND CASH EQUIVALENTS, End of year | $ | 465,630 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Cash paid for income taxes | $ | - |
| Cash paid for interest expense | $ | - |

The accompanying notes should be read with these financial statements.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization and Basis of Presentation**

Variant Research Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Variant Holding Corporation ("Holdings").

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory, and venture capital businesses. The Company manages its customer accounts through Bears Stearns Securities ("Bear") on a fully disclosed basis. Bear provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Commissions**

Customers' securities and commodities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

**Income Taxes**

The Company is included in the consolidated tax return filed by Holdings. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated, if any, is either remitted to or received from Holdings.

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry forwards, and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

**Cash and Cash Equivalents**

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions which are in excess of the insured limits.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Furniture and Office Equipment

Furniture and equipment is recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

### Fair Value of Financial Instruments

Cash, accounts receivable, and accounts payable are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

### Advertising Costs

The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Such expense items totaled $11,130 for the year ended December 31, 2006.

### Statement of Comprehensive Income

A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive loss is the same as net loss for the period presented herein.

## NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $534,060, which was $434,060 in excess of its required net capital of $100,000. The Company had a ratio of aggregate indebtedness to net capital of .40 to 1, based on aggregate indebtedness of $211,944 as of December 31, 2006.

## NOTE 3. FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment consists of the following as of December 31, 2006:

| | |
|---|---|
| Computer equipment | $ 32,001 |
| Computer software | 5,557 |
| Furniture and fixtures | 3,357 |
| | 40,915 |
| Less: Accumulated depreciation | 29,996 |
| Furniture and office equipment, net | $ 10,919 |

## NOTE 4. INCOME TAXES

A summary of income taxes for the year ended December 31, 2006 is as follows:

| | |
|---|---|
| Currently refundable: | |
| Federal | $ - |
| State | - |
| Deferred tax benefit | 68,900 |
| Deferred tax asset allowance | (68,900) |
| Income taxes, net | $ - |

The Company has used a combined federal and state effective tax rate of approximately 40% for all tax computations. The effective tax rate of 40% differs from the federal rate of 34% primarily due to state taxes and permanent differences. The Company has total net operating loss carryforwards of approximately $1,800,000 available to offset future taxable income and these tax net operating losses will begin to expire in 2023.

The current year net operating loss gave rise to the deferred tax benefit at December 31, 2006. There are no other significant temporary differences. The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized, therefore, the net deferred tax asset on the accompanying statement of financial condition is zero. The total deferred tax asset arising from net operating losses is approximately $704,000 and it is fully offset by a deferred tax valuation allowance as of December 31, 2006.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.

## NOTE 5. RELATED PARTY TRANSACTIONS

The Company reimbursed Invoco Corp., an entity owned by an owner of Holdings, $15,700 for various expenses incurred by Invoco Corp. on behalf of the Company.

The Company sub-leases a portion of its office space to First American Capital and Trading Inc. a entity partially owned by an owner of Holdings. First American Capital and Trading, Inc. reimbursed the Company $21,892 for rent and office expenses during the year ended December 31, 2006.

## NOTE 6. COMMITMENTS AND CONTINGENCIES

### Office Lease

The Company currently leases office space in Boca Raton, Florida. The lease expires on December 31, 2010 and the Company has an option to renew for an additional five years. As stated in Note 5, the Company is subleasing a portion of its office space to a related entity.

## NOTE 6. COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease payments and sublease income to be received as of December 31, 2006 are as follows:

| | Rent | Sublease | Net |
|---|---|---|---|
| 2007 | $ 74,199 | $ 48,000 | $ 26,199 |
| 2008 | 76,629 | 48,000 | 28,629 |
| 2009 | 79,172 | 48,000 | 31,172 |
| 2010 | 81,245 | 48,000 | 33,245 |

Total rental expense net of the sublease income of $20,020 was $60,391 for the year ended December 31, 2006 and is included in occupancy on the accompanying statement of operations.

**Litigation**
From time to time the Company is exposed to claims and legal actions in the normal course of business, some of which are initiated by the Company. The Company currently has no pending litigation.

## NOTE 8. CONCENTRATIONS AND CREDIT RISKS

**Financial Instruments With Off-Balance Sheet Risk**
The Company may periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to date of the financial statements. As of December 31, 2006, the Company had no such investment.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

## NOTE 8. CONCENTRATIONS AND CREDIT RISKS (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

# VARIANT RESEARCH CORPORATION
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2006

| | | |
|---|---|---|
| TOTAL STOCKHOLDER'S EQUITY | | $ 585,062 |
| DEDUCTIONS AND/OR CHARGES: | | |
| Non-allowable assets: | | |
| Excess cash on deposit with clearing organization | $ 1,212 | |
| Prepaid expenses and other current assets | 26,562 | |
| Furniture and office equipment, net | 10,919 | |
| Other assets | 12,309 | 51,002 |
| Net capital before haircuts on securities positions | | 534,060 |
| Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]: | | |
| Common stock | | - |
| NET CAPITAL | | $ 534,060 |
| AGGREGATE INDEBTEDNESS: | | |
| Items included in statement of financial condition: | | |
| Accounts payable and accrued expenses | | $ 211,944 |
| Less: Adjustment based on special reverse bank accounts | | - |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 211,944 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required | | $ 100,000 |
| Net capital | | 534,060 |
| EXCESS NET CAPITAL | | $ 434,060 |
| RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.40 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006): | | |
| Net capital, as reported in Company's Part II (unaudited) Focus Report | | $ 526,930 |
| Net audit adjustments | | (6,296) |
| Decrease in non-allowable assets | | 13,426 |
| NET CAPITAL PER ABOVE | | $ 534,060 |

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A Filing as of December 31, 2006.

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

## FOR THE YEAR ENDED DECEMBER 31, 2006



**Ahearn Jasco + Company**

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Variant Research Corporation

In planning and performing our audit of the financial statements of Variant Research Corporation (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System
3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted a matter involving the control activities and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Variant Research Corporation for the year ended December 31, 2006, and this report does not affect our report thereon dated February 22, 2007.

Records and Invoices

As part of our auditing procedures, we selected certain recorded transactions for testing and discovered that the transactions were not properly documented. Certain invoices from third parties supporting disbursements could not be located, primarily for computer equipment recorded as fixed assets. In addition, payment of other invoices were not adequately documented as to approvals and cancellation of the supporting invoice. We believe that the general filing, record keeping, and paperwork retention policies and systems of the Company need to be reviewed and improved immediately. Proper internal control procedures need to be put in place to insure preparation and retention of adequate and sufficient supporting documentation, with appropriate approvals, for all accounting transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 22, 2007

END